Exhibit 10.1
Summary of Cash Compensation to Non-Employee Directors for Fiscal 2006
The key terms of the cash compensation payable by ACE to its non-employee directors for its current fiscal year, ending June 30, 2006, are:
•	The Chairman of the Board is entitled to an annual retainer or fee of $80,000, payable in equal monthly installments in advance.

•	Each other non-employee director is entitled to an annual retainer or fee of $30,000, plus the following amount based on his position on the two standing committees of the Board of Directors:
•	Chairman of the Audit Committee — $10,000

•	Member of the Audit Committee (other than the Chairman) — $3,500

•	Chairman of the Compensation Committee — $5,000

•	Member of the Compensation Committee (other than the Chairman) — $3,500
•	The annual retainer or fee payable to each non-employee director other than the Chairman of the Board is payable in advance in four equal installments on or about the first day of each calendar quarter.

•	The annual cash compensation payable to any non-employee director will be prorated on a quarterly basis, to the extent that the director does not continue to serve as a director or in a particular compensated position for all of fiscal 2006.
In addition to the cash compensation described above, each non-employee director is entitled to reimbursement of expenses incurred by him in attending meetings of the Board of Directors or any committee of which he is a member. Each non-employee director will also be eligible for equity compensation, in the form of a stock option or a grant of restricted stock, if the shareholders of ACE approve a new stock incentive plan for non-employee directors at the annual shareholders’ meeting scheduled for November 11, 2005. Any such grant, however, would be subject to the discretion of the Compensation Committee of the Board of Directors and would be made only after the annual shareholders’ meeting.